UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RENT THE RUNWAY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.001 Per Share
 Options to Purchase Class B Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

76010Y103 (Class A Common Stock)
N/A (Class B Common Stock)
(CUSIP Number of Class of Securities)

Jennifer Y. Hyman
Co-Founder, Chief Executive Officer and Chair
Rent the Runway, Inc.
10 Jay Street
Brooklyn, New York 11201
(212) 524-6860
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Marc D. Jaffe, Esq.
Jenna B. Cooper, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Explanatory Note

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to the Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units, dated June 9, 2023 (the “Offer to Exchange”) by Rent the Runway, Inc., a Delaware corporation (the “Company”), originally filed by the Company with the Securities and Exchange Commission on June 9, 2023.
This Amendment No. 1 is made to amend and supplement Item 12 (Exhibits) of the Schedule TO to update Exhibit (a)(1)(vii) to include the final exchange ratio emailed to eligible service providers (as defined in the Offer to Exchange) on July 7, 2023.
The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by updating Exhibit (a)(1)(vii):

Exhibit Number	Exhibit Description
(a)(1)(vii)	Form of Email Regarding Final Exchange Ratio
107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2023	RENT THE RUNWAY, INC.

	By:	/s/ Jennifer Y. Hyman
Name: Jennifer Y. Hyman
Title: Chief Executive Officer